March 10, 2006

Room 4561


Ms. Ann Massey
Chief Financial Officer
Cover-All Technologies, Inc.
55 Lane Road
Fairfield, NJ 07004

Re:	Cover-All Technologies, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-13124


Dear Ms. Massey:

	We have completed our review of your Form 10-K and do not, at this time, have any further comments.


								Sincerely,




								Brad Skinner
								Accounting Branch Chief